UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	20 March 2024 - Final prospectus supplement filed with the SEC

99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Haleon plc: Final prospectus supplement filed with the SEC

20 March 2024: On 19 March 2024, Haleon plc ("Haleon") filed with the United States Securities and Exchange Commission (the "SEC") a final prospectus supplement to the shelf registration statement on Form F-3 filed by Haleon on 3 July 2023. The preliminary prospectus supplement has been submitted to the National Storage Mechanism and is available on the SEC's website at https://www.sec.gov/Archives/edgar/data/1900304/000110465924036189/tm248861-4_424b1.htm.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state or other jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The distribution or communication of this announcement or the prospectus supplement in certain jurisdictions may be restricted by law. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

The person responsible for arranging the release of this announcement on behalf of Haleon is Amanda Mellor, Company Secretary.

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

In the United Kingdom, this announcement and its contents are directed only at (A) "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018; and (B) (i) persons who have professional experience in matters relating to investments falling within Article 19 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or (ii) high net worth entities and other persons to whom it can otherwise lawfully be communicated falling within Article 49(2)(a) to (d) of the Order, all such persons in (A) and (B) together being referred to as "relevant persons". This announcement must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment activity to which this announcement relates is available in the United Kingdom only to relevant persons and will be engaged in only with relevant persons.

In the European Economic Area (the "EEA"), this announcement is addressed only to and directed only at, persons in member states who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) ("Qualified Investors"). This announcement must not be acted on or relied on in the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates is available in the EEA only to Qualified Investors and will be engaged in only with Qualified Investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 20, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary